DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, NY 10017

212 450 6095

November 18, 2005

Tele Sudeste Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 1-14485

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
 Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Tele Sudeste Celular Participações S.A., a Brazilian corporation (“TSD” or the “Company”), please find attached as Attachment A TSD’s response to the Staff’s comment included in its letter dated October 25, 2005 in connection with its review of TSD’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TSD would be pleased to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Note 35. Summary of the differences between BR CL and US GAAP, page F-42.

h. Earnings per Share, page F-45

1.	We note your response to comment 1 and we note at page F-50 that the amount of dividends and interest on shareholders’ equity recorded for US

GAAP differs from the amount of dividends and interest declared for BR CL purposes. Tell us why you used the amount of dividends declared under BR CL in your calculation of earning per share for US GAAP for the years ended December 31, 2003 and 2002. In addition, tell us how you determined the amount of actual dividends declared for the year ended December 31, 2004. In this regard, we note that the total amount of actual dividends declared at page F-45 of R$20,695 differs from the total amount of dividends and interest on stockholders’ equity reflected in your statements of changes in shareholders equity for both BR CL and US GAAP at pages F-6 and F-50, respectively.

     In response to the Staff’s comment, we have recalculated basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 to use dividends declared under US GAAP as reflected in the statements of changes in shareholders’ equity under US GAAP on page F-50. Additionally, we have adjusted dividends under US GAAP in the diluted calculation to reflect the impact of the issuance of common shares relating to the goodwill reserve described in Note 35 i. Below is a table with the recalculated amounts:

	At December 31,
	2004		2003		2002
	Common	Preferred	Common	Preferred	Common	Preferred
Basic numerator:
Dividends under US GAAP	9,605	14,540	16,036	32,473	36,506	61,364
(Dividends in excess of US GAAP
net income) / undistributed
earnings	(4,145)	(6,292)	27,299	41,015	(35,131)	(58,718)

Allocation of US GAAP net income	5,461	8,247	43,335	73,488	1,375	2,646

Basic denominator:

A – 1

Weighted average shares
outstanding	188,067,310	259,575,036	168,375,242	259,575,036	148,443,147	259,575,036

Basic earnings per share	0.03	0.03	0.26	0.28	0.01	0.01

As previously reported	0.03	0.03	0.26	0.28	0.00	0.01

Diluted numerator:

Basic numerator:
Dividends under US GAAP	10,795	13,350	21,511	26,998	42,842	55,028
(Dividends in excess of US GAAP
net income) / undistributed
earnings	(4,666)	(5,771)	30,293	38,021	(41,081)	(52,768)

Allocation of US GAAP net income	6,129	7,579	51,804	65,019	1,760	2,261

Diluted denominator
Weighted average shares
outstanding	188,067,310	259,575,036	168,375,242	259,575,036	148,443,147	259,575,036
Goodwill reserve	42,809,474		59,126,692		73,854,649
Diluted weighted average shares
outstanding	230,876,784	259,575,036	227,501,934	259,575,036	222,297,796	259,575,036

Diluted earnings per share	0.03	0.03	0.23	0.25	0.01	0.01

As previously reported	0.02	0.03	0.23	0.25	0.01	0.01

     As indicated above, the recalculated diluted earnings per share for common shareholders for the year ended December 31, 2004 and basic earnings per share for common shareholders for the year ended December 31, 2002 resulted in a difference of 1 cent when compared to earnings per share under US GAAP as previously reported. We believe that these differences are immaterial from a quantitative perspective. We have also considered the qualitative factors set forth in SAB 99 and believe that the effect of this difference is immaterial from a qualitative perspective. We respectfully request that the Staff concur with our proposal to modify the US GAAP disclosures relating to earnings per share in future filings.

A – 2

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 18th day of November, 2005.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

	Name:	Paulo Cesar Pereira Teixeira
	Title:	Executive Vice President for Operations